P.E. 2/19/02

EXECUTED

02016025

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 19 2002
080

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Concordia Bus AB (publ)
(Translation of registrant's name into English)
Solna Strandväg 78 SE-171 54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X...   Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....   No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

PROCESSED
FEB 25 2002
THOMSON FINANCIAL P

WKM 001

Concordia Bus AB (publ)

Proposed Issue of EUR 50 million 11% Senior Subordinated Notes due February 15, 2010

Concordia Bus AB (publ), a leading bus operator in the Nordic region, today announced the intention to issue a Euro 50 million add-on to its 11% Senior Subordinated Notes due 2010. The Notes will be offered only to certain qualified institutional buyers in reliance on Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act") and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

Concordia will use the proceeds of the offering to pay down senior bank debt to provide it with increased financial flexibility to accommodate its faster growth profile given its recent success at winning new, profitable contracts. Some of the proceeds will also be used to fund capital expenditure for two major contracts which Concordia will start to operate in Stockholm in March.

The Notes being offered have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 19th day of February 2002.

Concordia Bus AB (publ)
(Registrant)

(Signature)
Vasant Mistry
Chief Financial Officer

Date: February 19, 2002